EXHIBIT 12.01

CORNING INCORPORATED AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions, except ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Income before income taxes	1,091	3,692	1,486	3,568	2,473	1,975
Adjustments:
Equity earnings of equity affiliates	(148)	(284)	(299)	(266)	(547)	(810)
Distributed income of equity affiliates	101	85	143	1,704	629	1,089
Net Income attributable to noncontrolling interest	13	10	10	3	0	(5)
Amortization of capitalized interest	0	0	0	0
Fixed charges net of capitalized interest	145	195	171	159	148	138

Income (loss) from continuing operations before taxes and fixed charges as adjusted	1,202	3,698	1,511	5,168	2,703	2,387

Fixed charges:
Interest expense included in income (loss)	136	179	172	160	153	181
Portion of rent expense which represents interest factor	33	35	31	36	28	27
Amortization of debt costs	3	4	3	3	2	4

Total fixed charges	172	218	206	199	183	212
Capitalized interest	(27)	(23)	(35)	(40)	(35)	(74)

Total fixed charges net of capitalized interest	145	195	171	159	148	138

Total fixed charges	172	218	206	199	183	212

Preferred stock dividends grossed up to a pre-tax basis	87	98	109	136	—	—

Combined fixed charges and preferred stock dividends	259	316	315	335	183	212

Ratio of earnings to fixed charges	7.0x	17.0x	7.3x	26.0x	14.8x	11.3x

Ratio of earnings to combined fixed charges and preferred stock dividends	4.6x	11.7x	4.8x	15.4x	14.8x	11.3x